Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of Northgate Minerals Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 28, 2011

Northgate Minerals Corp.
Annual Report 2010

Independent Auditors’ Report

To the shareholders of Northgate Minerals Corporation

We have audited the accompanying consolidated financial statements of Northgate Minerals Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northgate Minerals Corporation as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
March 28, 2011

Northgate Minerals Corp.
Annual Report 2010

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2010	2009
Assets
Current Assets
Cash and cash equivalents	$334,840	$253,544
Trade and other receivables	62,051	27,961
Income taxes receivable	2,236	—
Inventories (note 4)	44,569	44,599
Prepaid expenses	2,367	2,566
Future income tax asset (note 16)	5,619	5,541
	451,682	334,211
Other assets (note 5)	40,819	27,544
Future income tax asset (note 16)	9,381	14,507
Mineral property, plant and equipment (note 6)	367,083	327,416
Investments (note 7)	36,519	38,001
	$905,484	$741,679
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$109,385	$59,132
Income taxes payable	—	29,395
Short-term loan (note 8)	40,161	41,515
Equipment financing obligations (note 9)	7,945	5,995
Provision for site closure and reclamation obligations (note 12)	22,460	23,501
Future income tax liability (note 16)	—	867
	179,951	160,405
Equipment financing obligations (note 9)	10,763	4,656
Convertible senior notes (note 10)	131,235	—
Other long-term liabilities (note 11)	2,803	8,995
Provision for site closure and reclamation obligations (note 12)	25,453	23,989
Future income tax liability (note 16)	11,343	—
	361,548	198,045
Shareholders' Equity
Common shares (notes 14A and 14D)	407,036	402,879
Equity component of convertible senior notes (note 10)	33,832	—
Contributed surplus	7,798	6,202
Accumulated other comprehensive income (loss)	28,716	(3,705)
Retained earnings	66,554	138,258
	543,936	543,634
	$905,484	$741,679

Commitments and contingencies (note 20)
Subsequent event (note 21)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years ended December 31
Thousands of US dollars, except share and per share amounts	2010	2009
Revenue	$485,047	$484,976
Cost of sales (note 4)	322,558	300,800
Depreciation and depletion	114,031	104,126
Administrative and general	12,524	10,679
Net interest income	(2,176)	(1,580)
Exploration	22,129	14,637
Currency translation (gain) loss	(8,614)	1,143
Accretion of site closure and reclamation costs	1,677	3,253
Write-down of mineral properties (note 6)	80,411	84,849
Write-down of investments (note 7)	374	10,979
Other income (note 18)	(1,895)	(1,123)
	541,019	527,763
Loss before income taxes	(55,972)	(42,787)
Income tax recovery (expense) (note 16)
Current	1,309	(29,472)
Future	(17,041)	22,753
	(15,732)	(6,719)
Net loss	(71,704)	(49,506)
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(1,465)	(1,463)
Reclassification of realized loss on available for sale securities to net earnings	232	—
Reclassification of other than temporary loss on available for sale securities to net earnings	374	10,979
Unrealized gain on translation of self-sustaining operations	33,280	76,282
	32,421	85,798
Comprehensive income (loss)	$(39,283)	$36,292
Net loss per share
Basic	$(0.25)	$(0.19)
Diluted	(0.25)	(0.19)
Weighted average shares outstanding
Basic	290,922,452	264,603,527
Diluted	290,922,452	264,603,527

The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Cash Flows

Years ended December 31
Thousands of US dollars	2010	2009

Operating activities:
Net loss for the year	$(71,704)	$(49,506)
Non-cash items:
Depreciation and depletion	114,031	104,126
Unrealized currency translation losses	511	4,543
Accretion of site closure and reclamation costs	1,677	3,253
Net gain on disposal of property, plant and equipment	(1,280)	(490)
Amortization of deferred charges	—	196
Stock-based compensation	2,952	1,467
Accrual of employee severance costs	1,845	2,177
Future income tax expense (recovery)	17,041	(22,753)
Change in fair value of forward contracts	13,768	37,674
Write-down of investments	374	10,979
Inventory obsolescence provision	584	363
Write-down of mineral properties	80,411	84,849
Loss on sale of investments	232	—
Changes in operating working capital and other (note 19)	(73,157)	10,283
	87,285	187,161
Investing activities:
Increase in restricted cash	(10,191)	(220)
Purchase of plant and equipment	(61,024)	(30,528)
Mineral property development	(94,119)	(51,468)
Proceeds from sale of equipment	627	—
Proceeds from insurable asset disposition	1,619	—
Transaction costs paid	(378)	—
Proceeds from sale of investments	119	—
	(163,347)	(82,216)
Financing activities:
Repayment of equipment financing obligations	(7,621)	(5,029)
Repayment of short-term loan	(1,354)	(1,581)
Repayment of other long-term liabilities	(910)	(546)
Issuance of convertible senior notes, net of transaction costs	163,419	—
Issuance of common shares	2,801	89,647
	156,335	82,491
Effect of exchange rate changes on cash and cash equivalents	1,023	3,689
Increase in cash and cash equivalents	81,296	191,125
Cash and cash equivalents, beginning of year	253,544	62,419
Cash and cash equivalents, end of year	$334,840	$253,544

Supplementary cash flow information (note 19)
The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Shareholders' Equity

			Equity		Accumulated
	Number of	Common	Component		Other
Thousands of US dollars,	Common	Shares	of Convertible	Contributed	Comprehensive	Retained
except share amounts	Shares	Amount	Senior Notes	Surplus	Income	Earnings	Total
Balance at December 31, 2008	255,717,071	$311,908	$—	$5,269	$(89,503)	$187,764	$415,438
Shares issued under equity offering, net of transaction costs and income taxes (note 14D)	34,300,000	89,306	—	—	—	—	89,306
Shares issued under employee share purchase plan	306,715	422	—	—	—	—	422
Shares issued on exercise of options	364,600	1,030	—	(321)	—	—	709
Stock-based compensation	—	213	—	1,254	—	—	1,467
Net loss	—	—	—	—	—	(49,506)	(49,506)
Other comprehensive income	—	—	—	—	85,798	—	85,798
Balance at December 31, 2009	290,688,386	402,879	—	6,202	(3,705)	138,258	543,634
Shares issued under employee share purchase plan	226,948	449	—	—	—	—	449
Shares issued on exercise of options	941,650	3,483	—	(1,131)	—	—	2,352
Stock-based compensation	—	225	—	2,727	—	—	2,952
Equity component of convertible senior notes, net of transaction costs and income taxes (note 10)	—	—	33,832	—	—	—	33,832
Net loss	—	—	—	—	—	(71,704)	(71,704)
Other comprehensive income	—	—	—	—	32,421	—	32,421
Balance at December 31, 2010	291,856,984	$407,036	$33,832	$7,798	$28,716	$66,554	$543,936

The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia and the Kemess South mine in Canada. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada.

Note 2     Significant Accounting Policies

A.     Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars (“US$”). The US$/Canadian dollar (“Cdn$”) exchange rate as at December 31, 2010 was $1.01 (2009 – $0.96) and the average rate for the year ended December 31, 2010 was $0.97 (2009 – $0.88) . The US$/Australian dollar (“A$”) exchange rate as at December 31, 2010 was $1.02 (2009 – $0.90) and the average rate for the year ended December 31, 2010 was $0.92 (2009 – $0.79) .

B.     Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash. The Corporation classifies cash equivalents as held for trading financial instruments and accounts for them at fair value, with fair value adjustments charged to earnings.

C.     Loans and Receivables

Loans and receivables are accounted for at amortized cost.

D.     Long-Term Investments

Long-term investments are designated as available for sale and measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings.

E.     Inventories

Concentrate inventory and unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or net realizable value.

Stockpiled ore not expected to be milled in the next year is classified as long-term and is included in other assets.

Write-downs to net realizable value are recognized in cost of sales. Under certain circumstances, a previously recognized write-down may be reversed if the net realizable value has increased.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

F.     Mineral Property, Plant and Equipment

Mineral property acquisition costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable reserves.

Mine development costs incurred after the commencement of production are capitalized or deferred to the specific ore blocks or mine areas for which they provide physical access. Depreciation and depletion is recorded using the unit-of-production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine-life are amortized using the units of production method, based on accessible proven and probable mineral reserves.

Mineral exploration costs incurred on a producing property that are not related to an orebody classified as proven and probable reserves are charged to earnings as incurred. Mineral exploration costs on non-producing properties are charged to earnings as incurred. When proven and probable reserves are established and economic feasibility is determined on a non-producing property, then further costs of exploration and development are deferred on a project-by-project basis.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision and the cost of power used by the equipment. Interest costs are capitalized when a period of time is necessary to prepare an asset for its intended use. Interest costs relating to development projects are capitalized until the commencement of production.

Plant and equipment is carried at cost less accumulated depreciation. Certain mining and milling assets are depreciated using the unit-of-production method based on estimated proven and probable reserves expected to be processed. Depreciation for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from two to ten years. Replacements and major improvements are capitalized.

G.     Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that a potential impairment exists. Long-lived assets are aggregated to the lowest level of assets and liabilities from which cash flows are expected to be generated. This aggregate is referred to as an asset group. An asset group is impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

Fair value is calculated by applying: i) a discount rate to present value the future cash flows expected to be generated by each asset group; and ii) a multiple to the discounted future cash flows. The discount rate is based on an estimate of the Corporation’s real weighted average cost of capital adjusted for the risks associated with the individual asset group. Gold companies often trade at a multiple to the present value of their expected future cash flows. The estimate of the Corporation’s multiple is determined by a number of factors including, but not limited to, a comparison to market peers and remaining mine-life.

H.     Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

Northgate Minerals Corp.
Annual Report 2010

I.     Other Liabilities

Financial liabilities, including accounts payable and accrued liabilities, taxes payable, short-term loans, equipment financing obligations, convertible senior notes and other long-term liabilities, are accounted for at their amortized cost.

J.     Revenue Recognition

The Corporation recognizes revenue from the sale of its gold-copper concentrate upon transfer of title, which occurs at the earlier of delivery of concentrate at the loading port or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine-site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Subsequent variations to weights and assays are recognized in revenue upon final settlement.

Mark-to-market gains or losses related to metal forward contracts are recognized in revenue.

K.     Foreign Currency Translation

The functional currency of the Corporation’s Canadian operations is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

The functional currency of the Corporation’s Australian operations is the Australian dollar. All assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income or loss.

L.     Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus. Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with a share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

M.     Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. Investment tax credits earned from exploration expenditures are recorded as a tax receivable to the extent that it is more likely than not to be realized. A corresponding deduction is recognized in exploration expense or mineral property, plant and equipment if such costs are capitalized.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

N.     Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables or payables from sales of concentrate, values of concentrate in inventory and in transit, valuation of financial instruments, determination of other than temporary declines in the value of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the consolidated financial statements.

O.     Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. The dilutive effect of convertible senior notes are determined by adjusting the numerator for related interest expensed during the period, net of tax, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the later of the beginning of the period and the date of issuance of the convertible senior notes. The computation of diluted net income per share assumes conversion or exercise of securities only when such conversion or exercise would have a dilutive effect on net income per share.

P.     Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian or Australian dollar operating costs. The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period.

Note 3     Accounting Changes

Adopted Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB”) issued the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it must also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combination occurring in 2010.

Northgate Minerals Corp.
Annual Report 2010

Future Accounting Changes

Conversion to International Financial Reporting Standards

On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards have converged with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. The Corporation’s financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

An analysis of the impact of IFRS on Northgate’s current accounting policies has been performed and changes in accounting policies will materially affect certain areas of the financial statements. The following items have been identified as high-impact areas: mineral property, plant and equipment, including any impairment, convertible senior notes, income taxes and asset retirement obligations. The quantitative impacts on Northgate’s financial statements are currently being finalized.

Note 4     Inventories

	2010	2009
Concentrate and unshipped gold doré	$13,390	$16,059
Gold in circuit	5,385	3,868
Stockpiled ore	5,437	3,310
Supplies	20,357	21,362
	$44,569	$44,599

At December 31, 2010, the carrying value of supplies inventory at the Kemess South mine was recorded at its net realizable value of $8,850,000, resulting in a write-down of $584,000 (2009 – $363,000).

At December 31, 2010, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $2,847,000, resulting in a write-down of $900,000 (2009 – $463,000).

At December 31, 2010, the carrying value of unshipped doré, gold in circuit and stockpiled ore at Fosterville was recorded at its net realizable value of $5,791,000, resulting in a write-down of $786,000 (2009 – $850,000).

The cost of sales amount recorded in the statement of operations is comprised of the following items:

	2010	2009
Change in inventory	$1,121	$5,989
Mining and milling costs	240,336	209,842
Marketing and other costs	81,101	84,969
	$322,558	$300,800

Depreciation and depletion included in inventory is reported as a depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 5     Other Assets

	2010	2009
Restricted cash	$40,441	$27,544
Other	378	—
	$40,819	$27,544

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Restricted cash consists of the following items:

  $29,736,000 (2009 – $17,828,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at Kemess South and Young-Davidson (note 12).

  $10,705,000 (2009 – $9,447,000) of cash deposits pledged by the Corporation relating to site closure and reclamation obligations at Fosterville and Stawell (note 12).

There were no cash deposits held against the Corporation’s Australian credit cards as at December 31, 2010 (2009 – $269,000).

Note 6     Mineral Property, Plant and Equipment

		Accumulated
		Depreciation, Depletion	Net Book
2010	Cost	Impairment and Write-down	Value
Plant and equipment	$565,955	$426,013	$139,942
Mineral properties (producing)	382,302	260,733	121,569
Mineral properties (non-producing)	167,914	62,342	105,572
	$1,116,171	$749,088	$367,083

		Accumulated
		Depreciation, Depletion	Net Book
2009	Cost	Impairment and Write-down	Value
Plant and equipment	$468,268	$312,357	$155,911
Mineral properties (producing)	272,222	156,876	115,346
Mineral properties (non-producing)	111,916	55,757	56,159
	$852,406	$524,990	$327,416

Included in plant and equipment is $23,922,000 of assets under construction and currently not being amortized.

Non-producing mineral properties include acquisition costs for the Young-Davidson property and certain mining and exploration rights in Australia. From July 2009 onwards, non-producing mineral properties also include development costs related to the Young-Davidson property, which have been capitalized as a result of a positive Pre-feasibility Study. The study established proven and probable reserves and demonstrated the economic feasibility of the project. Costs recorded in non-producing mineral properties are not currently being amortized.

Included in non-producing mineral properties is $2,438,000 of capitalized interest costs incurred during the year ended December 31, 2010.

The Corporation tested the recoverability of its long-lived assets for potential impairment at December 31, 2010. The carrying value of the Corporation’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the related undiscounted cash flows expected from the use and eventual disposition of the corresponding assets and liabilities. The undiscounted cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs.

Significant assumptions for Kemess South included copper prices of $3.50/lb to $4.25/lb and gold prices of $1,300/oz to $1,350/oz for 2011, which reflect the short remaining life of the mine. The Corporation also made an estimate of the disposal value of its plant and equipment based on the most recent third-party valuation reports and the latest market conditions. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

Northgate Minerals Corp.
Annual Report 2010

The Corporation also tested the recoverability of the long-lived assets of the Fosterville and Stawell mines. Significant assumptions for the Australian operations included a gold price of A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250 for 2014 to 2015 and A$1,200/oz thereafter, recognizing the longer term nature of these asset groups. The Corporation also estimated the revenues and costs related to the conversion of a portion of resources to reserves over the life of the mines. The Corporation concluded that no charge for impairment was required for Stawell. However, the carrying value of the long-lived assets of Fosterville exceeded their undiscounted cash flows over the life of the mine. Accordingly, the Corporation wrote down the carrying value of the assets to their fair value. The Corporation calculated the fair value by discounting the estimated cash flows expected from the use and eventual disposition of the assets and applying a multiple to the discounted cash flows. The discount rate and multiple used in the determination of fair value was 6.5% and 1.0x. Consequently, an impairment charge of $76,936,000 for Fosterville was recorded in earnings for the year ended December 31, 2010 (2009 – $83,486,000). Actual future results may differ from the assumptions made by the Corporation.

The Corporation acquired a number of exploration tenements via the Perseverance acquisition in 2008. Management regularly reviews the Corporation’s tenement holdings to ensure current and future exploration activities are consistent with the strategic plan for the Corporation’s Australian assets. As a result of the review in 2010, certain tenements were returned to the state of Victoria and a write-down equal to the carrying value of these tenements of $3,475,000 was recorded for the year ended December 31, 2010 (2009 – $1,363,000).

Note 7     Investments

The Corporation’s investment portfolio comprises the following:

	2010	2009
Auction rate securities (“ARS”)	$36,003	$37,702
Other	516	299
	$36,519	$38,001

At December 31, 2010, Northgate continued to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The ARS held by the Corporation as of December 31, 2010 had a par value of $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. For the past several years, these securities could not be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remained intact, and these issuers or their guarantors continued to make regular interest payments to the Corporation. All ARS held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman Brothers”), acting in its capacity as broker agent of the Corporation using the limited discretion conferred on it. Based on representations from Lehman Brothers, the Corporation had believed that the securities conformed to its internal investment management policy.

On July 3, 2008, Northgate filed a Statement of Claim with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of auction rate securities) by Lehman Brothers. The Corporation has alleged that Lehman Brothers’ inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Lehman Brothers filed for bankruptcy in September of 2008. In order to preserve its right to claim against the Lehman Brothers estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proofs of claim with the appropriate authorities in the US. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding the Lehman Brothers estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Following the bankruptcy of Lehman Brothers, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at December 31, 2010 was $36,003,000, which reflects a $1,699,000 decline from the estimated fair value of $37,702,000 at December 31, 2009. The Corporation recognized an other than temporary impairment of $374,000 for the year ended December 31, 2010 (2009 – $10,979,000), largely related to the further decline in value on the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $334,840,000 at December 31, 2010 and expected operating cash flow, the illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business. Subsequent to year-end, the Corporation sold its entire portfolio of ARS investments (note 21).

Note 8     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman Brothers a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman Brothers, pursuant to a Client Agreement between Lehman Brothers and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of December 31, 2010, the principal outstanding on the Short-Term Loan was $40,161,000 (2009 – $41,515,000). The Short-Term Loan matured on June 6, 2008 and has been classified as a current liability. Subsequent to year-end, the Corporation used the proceeds from the sale of its entire portfolio of ARS investments to repay the outstanding balance of the Short-Term Loan (note 21).

Note 9     Equipment Financing Obligations

The Corporation has entered into equipment financing agreements to finance the purchase of certain mining equipment. The financing arrangements have remaining terms ranging from one to five years with interest rates ranging from 5.50% to 9.95% and are secured by a charge over the financed assets.

Future principal payments on equipment financing arrangements as of December 31, 2010 are as follows:

2011	$7,945
2012	4,792
2013	2,649
2014	1,982
2015	1,340
$18,708

Northgate Minerals Corp.
Annual Report 2010

Note 10     Convertible Senior Notes

In October 2010, the Corporation completed a public offering of $170,000,000 convertible senior notes, including the exercise of a $20,000,000 over-allotment option by the underwriters. The notes are due on October 1, 2016 and will pay interest semi-annually at a rate of 3.50% per annum with the first interest payment due on April 1, 2011.

Holders of the convertible senior notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of Northgate’s common shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible notes is equal to or less than 97% of the product of the closing sale price of Northgate’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Corporation; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes.

The initial conversion rate is 244.9780 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $4.08 per common share. The conversion rate, and thus the conversion price, will be subject to adjustment in certain circumstances. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the convertible notes, elect to pay cash or a combination of cash and common shares.

The Corporation received net proceeds totalling $163,419,000 from the offering of the convertible senior notes, net of transaction costs of $6,581,000. Of the net proceeds, $129,942,000 was allocated to the liability based on the fair value of similar debt instruments without an associated conversion option. The fair value was calculated as the net present value of the Corporation’s contractual obligation to make principal and interest payments, discounted at 8.00%, being the market interest rate on similar borrowings but without the conversion feature. The remaining portion of the net proceeds of $33,477,000, plus future income taxes of $355,000 related to transaction costs recorded in equity, was allocated to the conversion feature and recorded in shareholders’ equity.

For the year ended December 31, 2010, interest of $2,728,000 in relation to the convertible notes has been recorded at the effective interest rate of 8.71% . Interest cost on the convertible notes, net of interest income earned on unused funds, has been capitalized to mineral property, plant and equipment.

The effect of outstanding convertible senior notes was anti-dilutive for the year ended December 31, 2010 and therefore excluded from the computation of diluted net earnings per share.

Note 11     Other Long-Term Liabilities

	2010	2009
Unrealized loss on copper forward contracts (note 15)	$—	$2,721
Accrued severance costs	—	3,888
Provision for long-service leave	2,424	1,488
Other	379	898
	$2,803	$8,995

Accrued severance costs are comprised of severance and retention payments accrued for Kemess South employees. On April 8, 2008, a new three-year collective agreement (the “Agreement”) was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess South. The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift. The payment is based on an employee’s service years as calculated at the time of the last shift.

In 2008, the Corporation also communicated details of a severance package to salaried Kemess South employees. The package provides for a lump-sum payment to a salaried employee who remains at Kemess South until the close of the mine. The payment is based on an employee’s service years as calculated at the time of the employee’s termination date.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

The Corporation is recognizing all estimated severance and retention liabilities in earnings ratably over the service period. As at December 31, 2010, all accrued severance and retention costs have been classified as a current liability and included in accounts payable and accrued liabilities.

The Corporation’s Australian employees are entitled to 13 weeks of long-service leave for every 10 years of service in accordance with Australian legal requirements. The obligation is accrued and expensed over the 10-year period.

Note 12     Site Closure and Reclamation Obligations

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies in Canada and Australia. Under current regulations, the Corporation is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

	2010	2009
Kemess South mine	$35,581	$37,363
Fosterville Gold mine	5,543	4,530
Stawell Gold mine	5,305	5,081
Young-Davidson property	1,484	516
	47,913	47,490
Less current portion	22,460	23,501
	$25,453	$23,989
Estimated undiscounted cash flows used to determine the total liability	$57,813	$52,373

Expenditures for Kemess South are expected to take place primarily from 2011 to 2014 with some expenditures, such as monitoring, to continue afterwards. The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 5.33% and the inflation rate used to determine future expected costs is 2.00% .

Expenditures at Fosterville and Stawell are expected to be spent primarily from 2011 to 2015 with some expenditures, such as monitoring, to continue afterwards. The inflation rate used to determine future expected costs in Australia is 3.00% . The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 5.70% at Fosterville and 4.67% at Stawell.

The respective discount rates were determined by using an appropriate measure for the risk-free rate in each country in which the Corporation operates, plus a risk premium reflective of the Corporation’s credit profile when the liability was recognized.

A reconciliation of total provision for site closure and reclamation obligation is as follows:

	2010	2009
Balance at the beginning of the year	$47,490	$46,269
Effect of change in estimated future cash flows	15,721	420
Site closure and reclamation costs paid	(20,633)	(11,089)
Accretion expense	1,677	3,253
Effect of foreign exchange	3,658	8,637
Balance at the end of the year	$47,913	$47,490

Northgate Minerals Corp.
Annual Report 2010

In 2010, the Corporation revised the undiscounted estimate for mine-site closure and reclamation costs at Kemess South, Young-Davidson, Stawell and Fosterville. Accordingly, the amounts recorded for the obligation and the related asset were increased.

At December 31, 2010, the Corporation had security bonds totalling Cdn$29,575,000 (2009 – Cdn$18,659,000) posted in connection with its reclamation permit for Kemess South and Young-Davidson (note 5).

At December 31, 2010, the Corporation also had cash deposits of A$10,460,000 (2009 – A$10,523,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell (note 5). During 2010, the Corporation and the Department of Primary Industries (“DPI”) of the state of Victoria reviewed the current closure plan for Stawell, which will impact the amount of performance guarantee required to be posted with the DPI. While the updated closure plan and its impact on the closure bonding had not been finalized at December 31, 2010, management has estimated that a further A$1,500,000 will be required in additional security.

Note 13     Capital Management

The Corporation’s objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth. The Corporation considers capital to be equity and long-term debt. The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds necessary to ensure it has the liquidity to meet its operating requirements and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties and is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. There were no margin requirements at December 31, 2010 and 2009.

The Corporation’s Short-Term Loan, secured by the ARS investments, and convertible senior notes require debt service payments from time to time (note 8 and note 10). The Corporation’s site closure plans require the Corporation to post closure bonds and deposits from time to time. Estimated future costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

There were no changes to the Corporation’s approach to capital management during the year ended December 31, 2010.

Note 14     Shareholders’ Equity

A.     Authorized Share Capital

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.

100,000,000,000,000 common shares, without par value.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

B.     Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Compensation and Corporate Governance Committee, acting on behalf of the Board, at exercise prices based on the closing market price of the Corporation’s common shares on the date immediately prior to the grant of the stock options. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. Options may not be granted with exercise periods longer than ten years. At December 31, 2010, 4,288,350 stock options were available for issue under the plan.

The continuity of options granted and outstanding under the stock option plan is as follows:

	2010		2009
		Average Exercise		Average Exercise
	Number	Price (Cdn$)	Number	Price (Cdn$)
Balance, beginning of year	6,325,850	$2.49	5,758,500	$2.92
Granted	2,110,000	3.55	1,616,000	1.06
Exercised	(941,650)	2.54	(364,600)	2.10
Cancelled	(152,000)	2.85	(684,050)	3.24
Balance, end of year	7,342,200	$2.78	6,325,850	$2.49
Exercisable	4,001,700	$2.79	3,525,800	$2.72

Details of the options outstanding as at December 31, 2010, are as follows:

Outstanding Options				Exercisable Options
Exercise	Number of	Weighted Average	Weighted Average	Number of	Weighted Average
Price (Cdn$)	Options	Remaining Life (years)	Exercise Price (Cdn$)	Vested Options	Exercise Price (Cdn$)
$0.69 – $0.90	40,000	4.87	$0.82	24,000	$0.82
$0.91 – $1.78	1,364,000	5.01	1.03	471,400	1.04
$1.79 – $1.84	550,000	1.08	1.79	550,000	1.79
$1.85 – $2.65	991,600	2.56	2.55	911,600	2.58
$2.66 – $4.07	4,396,600	4.73	3.52	2,044,700	3.58
	7,342,200	4.21	$2.78	4,001,700	$2.79

During the year ended December 31, 2010, the Corporation recognized a stock-based compensation expense of $2,727,000 (2009 – $1,255,000) based on the fair value of options granted and vested during the year. The amount recognized as an expense is net of $231,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson. The weighted average fair value of options granted in 2010 was Cdn$2.14 per share (2009 – Cdn$0.61) . The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009
Risk-free interest rate	3.28%	2.30%
Annual dividend rate	—	—
Expected stock price volatility	67%	64%

The expected life of the options used in the option-pricing model was estimated to be five years based on historical experience.

For purposes of the fully diluted earnings per share calculations, all outstanding options were excluded from the calculation of the weighted average number of shares outstanding, as they were anti-dilutive.

Northgate Minerals Corp.
Annual Report 2010

C.     Employee Share Purchase Plan (“ESPP”)

The ESPP is available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and the Corporation will contribute additional shares equal to 50% of the employee’s contribution. During the year ended December 31, 2010, the Corporation recognized $225,000 (2009 – $212,000) in stock-based compensation expense associated with the ESPP.

D.     Equity Offering

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for proceeds of $89,306,000, net of transaction costs of $4,106,000.

Note 15     Financial Instruments

Financial Risk Management

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s cash and cash equivalents, restricted cash, receivables and investment securities. It may also arise on the Corporation’s copper forward and other derivative contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Gold doré produced in Australia is sold exclusively to Western Australia Mint, which is wholly-owned by the government of Western Australia. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms. Concentrate produced at Kemess South is sold under a contract to Xstrata Canada Corporation (“Xstrata”), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), fails to meet its contractual obligation. The Corporation has mitigated this risk by obtaining a guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including its investments in ARS (note 7), to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks and their subsidiaries in the countries in which it operates. Excess cash is invested in R1/P1/A1 rated investments including direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

As at December 31, the Corporation’s gross credit exposure is as follows:

	2010	2009
Cash and cash equivalents	$334,840	$253,544
Trade and other receivables	54,996	26,396
Restricted cash (included in other assets) (note 5)	40,441	27,544
ARS (note 7)	36,003	37,702
	$466,280	$345,186

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$77,100	$—	$—	$—	$77,100
Severance and long service leave [1,2]	16,442	347	1,105	2,240	20,134
Equipment financing obligations (including interest)	8,950	8,249	3,488	—	20,687
Operating leases	827	473	53	—	1,353
Unrealized loss on copper forward contracts [3]	16,561	—	—	—	16,561
Short-Term Loan [4]	40,161	—	—	—	40,161
Convertible senior notes (including interest)	5,950	11,900	11,900	175,950	205,700
Asset retirement obligations [5]	23,657	5,177	18,322	10,657	57,813
Other liabilities	448	88	88	412	1,036
Closure bonding requirements (note 12)	1,535	—	—	—	1,535
	$191,631	$26,234	$34,956	$189,259	$442,080

[1]	The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2010, accrued severance of $6,192,000 has been recognized in accounts payable and accrued liabilities.
[2]	The provision for long service leave included above is undiscounted. As at December 31, 2010, accrued long service leave of $9,658,000 has been recognized in accounts payable and accrued liabilities, and $2,424,000 has been recognized in other long-term liabilities.
[3]	The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2010, an unrealized loss of $16,435,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities.
[4]	The Short-Term Loan is secured by Northgate’s ARS investments (note 8). This amount included above represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
[5]	The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$29,575,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,460,000 in security bonds also included in other assets.

Market Risk

Market risk is the risk that changes to commodity prices, foreign exchange rates or interest rates will affect the Corporation’s income or the value of its financial instruments. The Corporation manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risks.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity. The Board has established a Finance Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

Northgate Minerals Corp.
Annual Report 2010

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

The Corporation has entered into forward sales contracts with Mitsui to fix the price of copper for certain future production. A total volume of 7,725 tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts as at December 31, 2010. These contracts mature from January 2011 through April 2011 at an average forward price of Cdn$3.37 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of Cdn$3.37. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at December 31, 2010 was a liability of $16,435,000, which is included in accounts payable and accrued liabilities.

At December 31, 2009, the Corporation sold forward 17,375 tonnes of copper at an average forward price of Cdn$3.31 per pound maturing between April 2010 and April 2011. The fair value of these contracts was a liability of $8,228,000 at December 31, 2009, of which $5,507,000 was included in accounts payable and accrued liabilities and $2,721,000 was included in other long-term liabilities.

In 2009, the Corporation closed out all copper forward sales contracts that were outstanding at December 31, 2008 for net proceeds of $7,689,000.

A change of $0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts as at December 31, 2010 and, consequently, earnings before income taxes, by $846,000 (2009 – $1,839,000).

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $694,000 for the year ended December 31, 2010 (2009 – $505,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $133,000 for the year ended December 31, 2010 (2009 – $320,000).

Foreign Currency Risk – The Corporation is exposed to foreign currency risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar will have an impact on future earnings.

The Corporation’s financial assets and liabilities denominated in Canadian dollars are as follows:

	2010	2009
Cash and cash equivalents	Cdn$ 238,929	Cdn$ 180,819
Trade and other receivables	17,391	391
Equity investments	513	313
Restricted cash (included in other assets)	29,575	18,659
Accounts payable and accrued liabilities	(47,070)	(20,509)
Equipment financing obligations	(8,597)	—
Income taxes receivable (payable)	2,224	(30,765)
	Cdn$ 232,965	Cdn$ 148,908

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

A 10% strengthening or weakening of the United States dollar against the Canadian dollar as at December 31, 2010 would have decreased or increased earnings before income taxes by $23,423,000 for the year ended December 31, 2010 (2009 – $14,228,000). This analysis assumes that all other variables remain constant.

Interest Rate Risk – The Corporation is exposed to interest rate risk on its Short-Term Loan, which bears interest at LIBOR plus 100 basis points.

A change of 50 basis points in the LIBOR rate for the year ended December 31, 2010 would have changed earnings before income taxes by $207,000 for the year ended December 31, 2010 (2009 – $214,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying value of the short-term credit facility approximates its fair value as it bears interest based on market rates of interest. The carrying values of equipment financing obligations are not materially different from their fair values.

The fair value of the debt component of the Corporation’s convertible senior notes as at December 31, 2010 is $137,800,000, calculated as the net present value of the Corporation’s contractual obligation to make principal and interest payments. The discount rate used is 8.00%, being the market interest rate on similar borrowings but without the conversion feature.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third-party valuation and other observable and unobservable variables (note 7).

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is determined by discounting the expected future cash flows to the balance sheet date using the LIBOR rate at that date for the expected period to the settlement of these contracts, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the expected future cash flows. The change in fair value of the forward contracts recognized in the results from operations was a loss of $13,768,000 for the year ended December 31, 2010 (2009 – loss of $37,674,000) and has been included in revenue.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$334,840	$334,840	$—	$—
Metals receivable	36,345	—	36,345	—
Auction rate securities	36,003	—	—	36,003
Equity investments	515	515	—	—
Liabilities:
Unrealized loss on copper hedges	16,435	—	16,435	—

Northgate Minerals Corp.
Annual Report 2010

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments are valued using quoted market prices in active markets, and therefore are classified as Level 1.

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of the provisional payment from the buyer. The provisional payment is based on average metal prices from the previous month. The final prices of concentrate sales are determined by quoted market prices in a period subsequent to the date of sale. At period-end, the Corporation revalues its unsettled revenues using quoted forward rates based on the month of expected settlement. Because the inputs are derived from observable market data, concentrate receivables and payables are classified as Level 2.

The Corporation’s ARS are valued using a valuation technique that incorporates a number of variables, including the probability of future defaults, the potential impact of events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of the financial guarantors, and the value of investments and reserves held by the issuers. Since there is not an active market for ARS and the securities have little price transparency, they are classified as Level 3.

The Corporation’s equity investments are classified as Level 1 as they are valued based on quoted bid prices in active markets.

The Corporation’s copper forward contracts are valued based on current forward prices for the residual maturity of the contracts and, when in a gain position, discounted using the 12-month LIBOR rate plus a risk premium for the counterparty, and, when in a loss position, at the 12-month LIBOR plus a risk premium for the Corporation. Because the inputs are derived from observable market data, the copper forward contracts are classified as Level 2.

A summary of the changes in the fair value of the Corporation’s Level 3 financial assets (ARS) for the years ending December 31 are as follows:

	2010	2009
Balance, beginning of year	$37,702	$39,291
Increase in fair value (temporary impairment) recorded in accumulated other comprehensive income	(1,325)	4,982
Other than temporary impairment recognized in earnings [1]	(374)	(6,571)
	$36,003	$37,702

[1]	For the year ended December 31, 2009, total other than temporary impairment recognized in earnings was $10,979,000, which included $4,408,000 that had been previously recognized in accumulated other comprehensive income.

There were no transfers between Level 1 and Level 2 of the fair value hierarchy and no transfers in or out of Level 3 of the hierarchy during the year ended December 31, 2010 and 2009.

Note 16     Income Taxes

Total income tax expense for the year ended December 31, 2010 was $15,377,000 (2009 – $5,154,000) and was allocated as follows:

	2010	2009
Income tax expense recorded in net earnings	$15,732	$6,719
Income tax benefits recorded in shareholders’ equity	(355)	(1,565)
	$15,377	$5,154

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Income tax expense recognized in net earnings differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:

	2010	2009
Loss before taxes	$(55,972)	$(42,787)
Canadian income tax rate	28.50%	30.00%
Tax recovery based on statutory income tax rate	(15,952)	(12,836)
Expenses not deductible or income not taxable	(104)	3,599
Investment tax credit	(207)	(1,070)
Change in valuation allowance, tax rates and other items	33,968	17,104
Difference in tax rates in foreign jurisdictions	(1,601)	—
Effect of foreign exchange	(2,129)	(2,904)
Mining taxes	1,757	2,826
Income tax expense	$15,732	$6,719

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented as follows:

	2010	2009
Future income tax assets
Non-capital loss carry forwards and other deductions	$46,446	$31,189
Net capital loss carry forwards	27,033	26,037
Reclamation liabilities	10,025	10,644
Employee provisions	5,274	3,784
Accrued liabilities	—	3,825
Unrealized loss on copper forward contracts	4,375	2,360
British Columbia mineral tax deductions	—	12,230
Financing costs	1,385	2,063
Mineral property, plant and equipment	86,769	45,177
Other	2,730	1,060
Future income tax assets	184,037	138,369
Valuation allowance applied	(139,296)	(100,099)
Total future income tax assets	44,741	38,270
Future income tax liabilities
Mineral property, plant and equipment	(36,610)	(13,857)
Investment tax credits	(1,022)	(2,446)
Other	(3,452)	(2,786)
Total future income tax liabilities	(41,084)	(19,089)
Net future income tax asset	$3,657	$19,181
Allocated as follows:
Current portion of future income tax asset	$5,619	$5,541
Non-current portion of future income tax asset	9,381	14,507
Current portion of future income tax liability	—	(867)
Non-current portion of future income tax liability	(11,343)	—
Net future income tax asset	$3,657	$19,181

At December 31, 2010, the Corporation has approximately Cdn$172,188,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

The Corporation’s Australian subsidiaries have non-capital losses of approximately A$151,296,000 available for Australian income tax purposes, which can be carried forward indefinitely to reduce future taxable income.

Northgate Minerals Corp.
Annual Report 2010

Note 17     Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the Corporate level.

During the first quarter of 2010, the Corporation determined that the Young-Davidson project qualified as an operating segment and has restated the comparative information to conform to the current period presentation. In prior years, the operating results of Young-Davidson had been included in the Corporate segment.

The operating segment results for the year ending December 31, 2010 are as follows:

				Young-
	Kemess	Fosterville	Stawell	Davidson	Corporate	Total
Revenues	$287,642	$123,462	$87,711	$—	$(13,768)	$485,047
Depreciation and depletion	30,042	36,614	47,082	—	293	114,031
Exploration	2,270	9,955	6,350	2,952	602	22,129
Net interest expense (income)	(86)	290	420	—	(2,800)	(2,176)
Earnings (loss) from operations, before income taxes	71,681	(75,409)	(36,491)	(3,239)	(12,514)	(55,972)
Capital expenditures [1]	6,735	49,868	36,124	94,872	316	187,915
Mineral property, plant and equipment	43,294	60,201	144,714	117,989	885	367,083
Total assets	140,443	84,723	162,041	123,697	394,580	905,484

[1]	Capital expenditures include plant and equipment purchased outright and financed.

The operating segment results for the year ending December 31, 2009 are as follows:

				Young-
	Kemess	Fosterville	Stawell	Davidson	Corporate	Total
Revenues	$337,052	$100,140	$85,515	$—	$(37,731)	$484,976
Depreciation and depletion	40,193	30,168	33,380	39	346	104,126
Exploration	55	6,153	3,802	4,022	605	14,637
Net interest expense (income)	(31)	387	255	—	(2,191)	(1,580)
Earnings (loss) from operations, before income taxes	97,028	(79,861)	(6,035)	(4,013)	(49,906)	(42,787)
Capital expenditures [1]	7,553	36,075	33,350	7,697	55	84,730
Mineral property, plant and equipment	49,992	110,493	141,648	24,496	787	327,416
Total assets	129,270	115,785	152,777	25,484	318,363	741,679

[1]	Capital expenditures include plant and equipment purchased outright and financed.

Revenue per geographical region for the year ending December 31 is as follows:

	2010	2009
Canada	$273,874	$299,321
Australia	211,173	185,655
	$485,047	$484,976

Revenue for the years ended December 31, 2010 and 2009 include the effect of mark-to-market adjustments associated with forward contracts.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

The Corporation has an agreement with Xstrata for the shipment and sale of Kemess’ gold-copper concentrate. The Corporation also has a sales arrangement with Western Australia Mint for gold doré bars produced at Fosterville and Stawell.

The mineral property, plant and equipment by geographical region are presented as follows:

	2010	2009
Canada	$161,528	$74,690
Australia	205,555	252,726
	$367,083	$327,416

Note 18     Other Income

For the year ended December 31, 2010, other income included a gain of $1,619,000 for an insurance settlement related to equipment that was damaged at Stawell in February 2010.

Note 19     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	2010	2009
Trade and other receivables	$(33,168)	$(13,408)
Income taxes receivable	3,130	6,837
Inventories	1,506	364
Prepaid expenses	912	(947)
Accounts payable and accrued liabilities	10,048	(8,558)
Income taxes payable	(29,395)	29,395
Settlement of forward contracts	(5,557)	7,689
Reclamation costs paid	(20,633)	(11,089)
	$(73,157)	$10,283

Supplementary information:

	2010	2009
Cash paid during the year for:
Interest	$2,160	$2,298
Income taxes	26,913	587
Non-cash transactions:
Purchase of mineral property, plant and equipment through financing arrangements	13,936	2,734
Mine construction financed by accounts payable and accrued liabilities	18,836	—
Insurance premiums financed by a loan facility	650	856
Investment tax credit recorded as a reduction to mineral property, plant and equipment	5,366	—
Interest capitalized to mineral property, plant and equipment	1,435	—
Accretion on convertible senior notes capitalized to mineral property, plant and equipment	1,293	—
Deferred transaction costs transferred to liability or equity	—	775
Future income tax benefits recorded directly in equity	354	1,565

Northgate Minerals Corp.
Annual Report 2010

Note 20     Commitments and Contingencies

For the year ended December 31, 2010, other income included a gain of $1,619,000 for an insurance settlement related to equipment that was damaged at Stawell in February 2010. As part of the insurance claim, the Corporation was required to issue an irrevocable purchase order to purchase new equipment. The purchase commitment was entered into in April 2010 at a purchase price of A$2,059,000.

In June 2010, the Corporation signed an Exploration and Option to Enter Joint Venture Agreement with Nevada Exploration Inc. (“NGE”) on NGE's Awakening Gold Project (the “Property”) in Humboldt County, Nevada. The Agreement grants Northgate the option to earn an initial 51% interest in the Property by spending $4,100,000 in exploration and making additional payments totalling $436,000 over five years. Northgate's exploration commitment in the first year is $500,000.

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

Note 21     Subsequent Event

In February of 2011, Northgate sold 100% of the auction rate securities that it had held as investments since 2007. Northgate used the proceeds of $40,940,000 to repay the outstanding balance of the Short-Term Loan originally made by Lehman Brothers in 2007 in association with the investment account in which Northgate’s investments had been held (the “Account”). Northgate elected to sell the auction rate securities and repay the Short-Term Loan after Barclays confirmed to Northgate in February 2011 that the Short-Term Loan and the Account had been duly acquired by Barclays from Lehman Brothers as part of the court-approved purchase following the Lehman Brothers bankruptcy in September of 2008.

Note 22     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Minerals Corp.
Annual Report 2010